CERAGENIX PHARMACEUTICALS, INC.
1444 Wazee Street, Suite 210
Denver, Colorado 80202

Telephone (720) 946-6440
Facsimile (303) 534-1860

November 8, 2005

VIA EDGAR AND FACSIMILE

Mr. Albert Lee, Staff Attorney
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:	Ceragenix Pharmaceuticals, Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-125967
Request for Acceleration of Effectiveness

Dear Mr. Lee:

         On behalf of Ceragenix Pharmaceuticals, Inc., (the "Company"), and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Registration Statement on Form SB-2 so that it will become effective at 9:00 a.m., Eastern Time, on Thursday, November 10, 2005, or as soon thereafter as may be practicable.

         The Company acknowledges that:
*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your consideration.
Sincerely,

/s/ Steven S. Porter
Steven S. Porter Chief Executive Officer